[redacted]

SEC
Mail Processing
Section

MAY 0 4 2009

Washington, DC
122

SECU 09040921 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48347

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Lugano Group Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

650 Poydras Street - Ste. 1400
(No. and Street)

New Orleans	LA	70130-6116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Amir Mireskandari 504-529-9752
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Charles F. Webb, CPA
(Name – *if individual, state last, first, middle name*)

616 Baronne Street - Ste. 205	New Orleans	LA	70113
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Amir Mireskandari, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Lugano Group Incorporated, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MONA M. MILES
Notary Public, State of Texas
My Commission Expires
June 22, 2011

Notary Public

Signature

PRINCIPAL
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE LUGANO GROUP, INCORPORATED
STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS

Cash and cash equivalents	$	9,642
Securities at market value		4,942
Prepaid expenses		1,867
Accrued interest		451
Secured demand notes collateralized by investments		13,000
Furniture and equipment, net of accumulated depreciation of $12,432		-0-
Organization Cost, net of accumulated amortization of $12,420		-0-
Other assets - investments		19,200
Total Assets	$	49,102

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable	$	385
FINRA settlement payable		15,891
		16,276
SUBORDINATED LIABILITIES		
Liabilities subordinated to the claims of general creditors		13,000
STOCKHOLDERS' EQUITY		
Common stock, $1.00 par value, 10,000 authorized, 100 shares issued and outstanding		100
Contributed capital		53,737
Retained earnings		(34,011)
		19,826
Total Liabilities and Stockholders' Equity	$	49,103

FOR PUBLIC INSPECTION